UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 17, 2022

PROPTECH INVESTMENT CORPORATION II

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39758	83-2426917
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3415 N. Pines Way, Suite 204, Wilson, WY	83014
(Address of Principal Executive Offices)	(Zip Code)

(310) 954-9665
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	PTICU	The Nasdaq Stock Market LLC
Shares of Class A Common Stock, par value $0.0001 per share	PTIC	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	PTICW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On May 17, 2022, PropTech Investment Corporation II (“PTIC II”) entered into a business combination agreement (as the same may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with RW National Holdings, LLC, a Delaware limited liability company (the “Company”), and Lake Street Landlords, LLC, a Delaware limited liability company (“Lake Street”), in its capacity as the representative of the Rolling Company Unitholders (as defined in the Business Combination Agreement) (in such capacity, the “Sellers’ Representative”).

The terms of the Business Combination Agreement, and the transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Business Combination

The Business Combination Agreement provides that, among other things, and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)	Concurrent with the execution of the Business Combination Agreement, HC PropTech Partners II LLC, a Delaware limited liability company (the “Sponsor”), Other Class B Shareholders of PTIC II, PTIC II, and the Company, among others, have entered into the sponsor letter agreement (as the same may be amended, supplemented or otherwise modified from time to time, the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholders have agreed to (a) vote all PTIC II Shares owned by the Sponsor and each Other Class B Shareholder in favor of the Business Combination Agreement and the contemplated transactions, (b) subject to, and conditioned upon the Effective Time, waive any adjustment to the conversion ratio set forth in the PTIC II governing documents or waive any anti-dilution or similar protection with respect to the PTIC II Class B Shares and (c) subject to, and conditioned upon the Closing, terminate certain existing agreements or arrangements, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

(ii)	Immediately prior to the Closing, PTIC II shall form Appreciate Intermediate Holdings, LLC (“NewCo LLC”) for purposes of consummating the transactions contemplated by the Business Combination Agreement and the Ancillary Documents, on the terms and subject to the conditions set forth in the Business Combination Agreement;

(iii)	On the Closing Date, (a) Rolling Company Unitholders will contribute all of their Existing Company LLC Interests to NewCo LLC in exchange for non-voting NewCo LLC Class B Units, (b) the NewCo LLC Agreement will be amended and restated in the required form, (c) PTIC II will contribute the Closing Date Contribution Amount to NewCo LLC in exchange for NewCo LLC Class A Units and (d) the NewCo LLC Unitholders (other than PTIC II) will receive a number of PTIC II Class B Shares equal to the Transaction Equity Security Amount, on the terms and subject to the conditions set forth in the Business Combination Agreement;

(iv)	At Closing, PTIC II, the Company, NewCo LLC, certain of the Company Unitholders (excluding St. Cloud Capital Partners III SBIC, L.P. (“St. Cloud”)) and Lake Street will enter into an income tax receivable agreement substantially in the form attached hereto as Exhibit 10.2 (as the same may be amended, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”);

(v)	At the Closing, certain Company Unitholders will enter into an Investor Rights Agreement, substantially in the form attached hereto as Exhibit 10.3 (as the same may be amended, supplemented or otherwise modified from time to time, the “Investor Rights Agreement”) pursuant to which, among other things, such Company Unitholders will agree not to effect any sale or distribution of any Equity Securities of PTIC II or NewCo LLC held by any of them during the lock-up period described therein;

(vi)	In connection with the transactions contemplated by the Business Combination Agreement, PTIC II will file a proxy statement (the “Proxy Statement”) relating to the transactions contemplated by the Business Combination Agreement and the Ancillary Documents and it is a condition to the consummation of the transactions contemplated by the Business Combination Agreement that PTIC II obtain Stockholder Approval; and

(vii)	Subject to the terms set forth in the Business Combination Agreement, the Sellers’ Representative will serve as the representative of the Rolling Company Unitholders.

As a result of the transactions contemplated by the Business Combination Agreement, among other things:

(i)	PTIC II will hold limited liability company interests in NewCo LLC (“Company Units”) and will be the managing member of NewCo LLC; and

(ii)	the Company Unitholders will hold (i) non-voting NewCo LLC Class B Units that are exchangeable on a one-for-one basis for PTIC II Class A Shares (subject to surrendering a corresponding number of shares of PTIC II Class B Shares for cancellation) that will be subject to certain conditions as specified in the Amended and Restated NewCo LLC Agreement, and (ii) a number of shares of PTIC II Class B Shares corresponding to the number of non-voting NewCo LLC Class B Units held.

Upon completion of the transactions contemplated by the Business Combination Agreement, the publicly-traded company, PTIC II, will be renamed as Appreciate Holdings, Inc. and the publicly-traded company will become the managing member of NewCo LLC in an “Up-C” structure. Appreciate Holdings, Inc. will continue Appreciate’s business, operated under the Renters Warehouse name, of making available a tech-enabled full-service property management and residential leasing marketplace company for both individual owners of and institutional investors in single-family rental houses.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (a) approval of the Business Combination Proposal and related agreements and transactions by PTIC II’s stockholders and the Company’s stockholders, (b) finalization of the Proxy Statement to be filed by PTIC II in connection with the transactions contemplated by the Business Combination Agreement, (c) expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on The Nasdaq Capital Market (“Nasdaq”) of the PTIC II Class A Shares to be issued in connection with the transactions contemplated by the Business Combination Agreement, (e) that PTIC II have at least $5,000,001 of net tangible assets immediately after the consummation of the Closing, and (f) the absence of any injunctions. Other conditions to the Company’s obligations to consummate the transactions contemplated by the Business Combination Agreement include, among others, (i) the accuracy of the representations and warranties of PTIC II as of the Closing; (ii) the performance or compliance of each PTIC II covenant in all material respects as of or prior to the Closing; and (iii) receipt of a certificate signed by a PTIC II authorized officer certifying the satisfaction of the preceding clauses (i) and (ii).

Covenants

The Business Combination Agreement contains additional covenants, including, among others, providing for (i) the Company to operate its businesses in the ordinary course through to the Closing, subject to certain restrictions contemplated in the Business Combination Agreement (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) the Company to prepare and deliver to PTIC II certain audited and unaudited consolidated financial statements of the Company, (iv) PTIC II and the Company to jointly prepare, and PTIC II to file, the Proxy Statement and take certain other actions to obtain the requisite approval of PTIC II stockholders of certain proposals regarding the transactions contemplated by the Business Combination Agreement, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by PTIC II and the Company. The representations and warranties of the respective parties to the Business Combination Agreement generally will not survive the closing of the transactions contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement contains certain termination rights for both PTIC II and the Company including (but not limited to) that the Business Combination Agreement may be terminated at any time prior to the consummation of the transactions contemplated by the Business Combination Agreement (i) by mutual written consent of PTIC II and Lake Street, (ii) by written notice from either PTIC II or the Company to the other if certain approvals of the PTIC II stockholders, to the extent required under the Business Combination Agreement, are not obtained as set forth therein, (iii) by written notice from PTIC II, if certain Transaction Support Agreements and the Requisite Company Unitholder Consents of the Requisite Company Unitholders, to the extent required under the Business Combination Agreement, are not obtained within one (1) business day following the date of the Business Combination Agreement, (iv) by either PTIC II and the Company in certain other circumstances set forth in the Business Combination Agreement, including, among others, (a) if the consummation of the transactions contemplated by the Business Combination Agreement is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order, (b) in the event of certain uncured breaches by the other party, or (c) if the Closing has not occurred on or before six (6) months after the date of the Business Combination Agreement.

Certain Related Agreements

Sponsor Letter Agreement

Concurrent with the execution and delivery of the Business Combination Agreement, PTIC II entered into the Sponsor Letter Agreement, with the Sponsor, Other Class B Shareholders and the Company, among others, pursuant to which, among other things the Sponsor and each Other Class B Shareholder has agreed to: (a) vote all PTIC II Shares owned by him, her or it in favor of approval of the Business Combination Agreement and the transactions contemplated thereby; (b) withhold consent with respect to any matter, action or proposal that would reasonably be expected to result in a material breach of any of PTIC II’s covenants, agreements or obligations under the Business Combination Agreement; (c) subject to, conditioned upon and effective immediately prior to the occurrence of the Closing, waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate that the PTIC II Class B Shares held by the Sponsor will convert into PTIC II Class A Shares in connection with the transactions contemplated by the Business Combination Agreement and the transactions contemplated thereby and (d) subject to, and conditioned upon the Closing, terminate certain existing agreements or arrangements, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

Transaction Support Agreements

Promptly after the execution and delivery of the Business Combination Agreement, PTIC II, and the Company entered into transaction support agreements (as each may be amended, supplemented or restated from time to time, collectively, the “Transaction Support Agreements”) with the Supporting Company Unitholders. Pursuant to the Transaction Support Agreements, the Supporting Company Unitholders agreed to, among other things: (a) support and vote in favor of the Business Combination Agreement, the Ancillary Documents and the transactions contemplated thereby and (b) vote against or withhold consent or approval with respect to, among other things, any matter, action or proposal that would reasonable be expected to result in a breach of any of the Company’s covenants under the Business Combination Agreement or the Ancillary Documents, or that would result in the non-satisfaction of certain of the conditions to the Closing under the Business Combination Agreement.

Pursuant to the Transaction Support Agreements, the Supporting Company Unitholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving any and all of the matters, actions and proposals contemplated by the Business Combination Agreement and the Ancillary Documents and the transactions contemplated thereby or (b) when any meeting of Company members (as applicable) is held, cause the Company member’s Subject Company Units (as defined in the Transaction Support Agreements) to be counted as present thereat for the purposes of establishing a quorum.

Investor Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PTIC II, the Sponsor, the Company Unitholders, and certain other equityholders of PTIC II will enter into the Investor Rights Agreement, which, provides that PTIC II will agree to register for resale certain PTIC II Class A Shares and other equity securities of PTIC II that are held by the parties thereto from time to time. The Investor Rights Agreement provides for underwritten offerings and piggyback registration rights, in each case subject to certain limitations set forth therein.

Under the Investor Rights Agreement, certain of the parties thereto will agree to a 180-day lock-up from the Closing Date, subject to certain limitations set forth therein.

Tax Receivable Agreement

The Business Combination Agreement contemplates that, at the Closing, PTIC II, the Company, NewCo LLC, the Rolling Company Unitholders (excluding St. Cloud) and Lake Street will enter into the Tax Receivable Agreement. Pursuant to the Tax Receivable Agreement, PTIC II will generally be required to pay the applicable TRA Parties (as defined in the Tax Receivable Agreement) 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits (and any interest related thereto) and an interest amount thereon, that PTIC II (and any applicable subsidiaries thereof, if any) realizes, or is deemed to realize, as a result of certain tax attributes, including: (1) tax basis adjustments resulting from the Initial Sale (as defined in the Tax Receivable Agreement, if any), from certain redemptions of St. Cloud’s Class B Units (if any), and from taxable exchanges of Class B Units and/or Earn Out Units (if any) (each as defined in the Tax Receivable Agreement) (including any such tax basis adjustments resulting from certain payments made by PTIC II under the Tax Receivable Agreement) acquired by PTIC II for PTIC II Class A Shares and/or cash from a TRA Party (as defined in the Tax Receivable Agreement) pursuant to the terms of the Amended and Restated NewCo LLC Agreement or from St. Cloud (if any) and (2) tax deductions in respect of imputed interest deemed to be paid as a result of certain payments made under the Tax Receivable Agreement.

Cantor Purchase Agreement

On May 17, 2022, PTIC II entered into a common stock purchase agreement (the “Cantor Purchase Agreement”) with CF Principal Investments LLC, a Delaware limited liability company (the “Investor”), relating to a committed equity facility (the “Committed Equity Facility”). Pursuant to the Cantor Purchase Agreement, PTIC II will have the right from time to time at its option following the Closing of the transactions contemplated by the Business Combination Agreement to sell to the Investor up to the lesser of (i) $100 million of PTIC II Class A Shares and (ii) the Exchange Cap (as defined below), subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement.

Following the Closing, and upon the initial satisfaction of the conditions to the Investor’s obligation to purchase PTIC II Class A Shares set forth in the Cantor Purchase Agreement (the “Commencement” and such date the “Commencement Date”), PTIC II will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month following the 36-month period from and after the Commencement, to direct the Investor to purchase up to a specified maximum amount of PTIC II Class A Shares as set forth in the Cantor Purchase Agreement by delivering written notice to the Investor prior to the commencement of trading on any trading day. The purchase price of the PTIC II Class A Shares that PTIC II elects to sell to the Investor pursuant to the Cantor Purchase Agreement will be 98% of the volume weighted average price of the PTIC II Class A Shares during the applicable purchase date on which PTIC II has timely delivered written notice to the Investor directing it to purchase PTIC II Class A Shares under the Cantor Purchase Agreement.

Sales of PTIC II Class A Shares to the Investor under the Cantor Purchase Agreement, and the timing of any sales, will be determined by PTIC II from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of PTIC II Class A Shares and determinations by PTIC II regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the PTIC II Class A Shares are sold to the Investor.

Under the applicable rules of Nasdaq, in no event may PTIC II issue to the Investor under the Cantor Purchase Agreement more than 19.99% of the voting power or number of PTIC II Class A Shares outstanding, calculated in accordance with applicable Nasdaq rules (the “Exchange Cap”), unless (i) PTIC II obtains stockholder approval to issue PTIC II Class A Shares in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average purchase price per share for all of the PTIC II Class A Shares sold to the Investor under the Cantor Purchase Agreement equals or exceeds a minimum price as set forth in the Nasdaq rules.

In connection with the execution of the Cantor Purchase Agreement, PTIC II agreed to pay to the Investor on the Commencement Date the number of PTIC II Class A Shares equal to the quotient of $2,000,000 divided by the closing price of the PTIC II Class A Shares on the determination date (the “Commitment Shares”) as consideration for the Investor’s irrevocable commitment to purchase the PTIC II Class A Shares upon the terms and subject to the satisfaction of the conditions set forth in the Cantor Purchase Agreement. The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreement were made only for purposes of the Cantor Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

PTIC II has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon three trading days’ prior written notice. No termination of the Cantor Purchase Agreement will alter or otherwise affect PTIC II’s obligations under the Cantor Registration Rights Agreement (as defined below).

Cantor Registration Rights Agreement

In connection with PTIC II’s entry into the Cantor Purchase Agreement, at the Closing of the transactions contemplated by the Business Combination Agreement, PTIC II will enter into a registration rights agreement with the Investor (the “Cantor Registration Rights Agreement”), pursuant to which PTIC will agree to register for resale, pursuant to Rule 415 under the Securities Act, the PTIC II Class A Shares that are sold to the Investor under the Committed Equity Facility and the Commitment Shares.

The foregoing description of each of the Business Combination Agreement, the Sponsor Letter Agreement, the form of Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement and the form of Cantor Registration Rights Agreement is not complete and is subject to and qualified in its entirety by reference to the Business Combination Agreement, the Sponsor Letter Agreement, the form of Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement and the form of Cantor Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5 and Exhibit 10.6, respectively, and the terms of which are incorporated by reference herein.

The Business Combination Agreement, Sponsor Letter Agreement, the form of Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement and the form of Cantor Registration Rights Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about PTIC II or its affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, the Sponsor Letter Agreement, the Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement, the form of Cantor Registration Rights Agreement and the other documents related thereto were made only for purposes of the Business Combination Agreement or such other agreement (as applicable) as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, the Sponsor Letter Agreement, the Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement and the form of Cantor Registration Rights Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement, the Sponsor Letter Agreement, the Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement or the form of Cantor Registration Rights Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Public investors are not third-party beneficiaries under the Business Combination Agreement, the Sponsor Letter Agreement, the Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement or the form of Cantor Registration Rights Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, the Sponsor Letter Agreement, the Transaction Support Agreement, the form of Investor Rights Agreement, the form of Tax Receivable Agreement, the Cantor Purchase Agreement or the form of Cantor Registration Rights Agreement, as applicable, which subsequent information may or may not be fully reflected in PTIC II’s public disclosures.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or PTIC II’s or the Company’s future financial or operating performance, and other “forward-looking statements” (as such term is defined in the Private Securities Litigation Reform Act of 1995). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and/or PTIC II and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company, PTIC II, the combined company or others following the announcement of the Business Combination Agreement; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the stockholders of PTIC II, to obtain financing to complete the transactions contemplated by the Business Combination Agreement or to satisfy other conditions to closing; (4) the failure of any condition precedent to the Committed Equity Facility which could cause the termination of such facility; (5) changes to the proposed structure of the transactions contemplated by the Business Combination Agreement that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions contemplated by the Business Combination Agreement; (6) the ability to meet stock exchange listing standards following the consummation of the transactions contemplated by the Business Combination Agreement; (7) the risk that the transactions contemplated by the Business Combination Agreement disrupt current plans and operations of the Company as a result of the announcement and consummation of the Business Combination Agreement and the transactions contemplated thereby; (8) the ability to recognize the anticipated benefits of the transactions contemplated by the Business Combination Agreement, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (9) costs related to the transactions contemplated by the Business Combination Agreement; (10) changes in applicable laws or regulations; (11) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the Company’s estimates of expenses and profitability; (13) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (14) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PTIC II’s Annual Report on Form 10-K for the year ended December 31, 2021 and Form 10-Q for the quarter ended March 31, 2022, in the Proxy Statement relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the definitive proxy statement relating to the business combination. There may be additional risks that neither PTIC II nor the Company presently know or that PTIC II and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor PTIC II undertakes any duty, and each of the Company and PTIC II expressly disclaims any obligation, to update or alter this Current Report on Form 8-K or any projections or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the Business Combination Proposal, PTIC II intends to file with the SEC a Proxy Statement, and PTIC II will mail a definitive proxy statement relating to the Business Combination Proposal to its stockholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination Proposal and is not intended to form the basis of any investment decision or any other decision in respect of transactions contemplated by the Business Combination Agreement. PTIC II’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto and the definitive proxy statement and other documents filed in connection with the Business Combination Proposal, as these materials will contain important information about PTIC II, the Company and the Business Combination Proposal. When available, the definitive proxy statement and other relevant materials for the Business Combination Proposal will be mailed to stockholders of PTIC II as of a record date to be established for voting on the Business Combination Proposal. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: PropTech Investment Corporation II, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014.

Before making any voting or investment decision, investors and security holders of PTIC II are urged to carefully read the entire proxy statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Participants in the Solicitation

PTIC II and its directors and executive officers may be deemed participants in the solicitation of proxies from PTIC II’s stockholders with respect to the Business Combination Proposal. A list of the names of those directors and executive officers and a description of their interests in PTIC II is contained in PTIC II’s Annual Report on Form 10-K filed with the SEC on March 9, 2022 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to PropTech Investment Corporation II, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination Proposal when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of PTIC II in connection with the Business Combination Proposal. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination Proposal will be included in the proxy statement for the Business Combination Proposal when available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination Proposal. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amendment (the “Securities Act”), or an exemption therefrom.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares to be issued in connection with the transactions contemplated by the Business Combination Agreement and the shares to be offered and sold in connection with the Cantor Purchase Agreement have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01. Regulation FD Disclosure.

On May 17, 2022, PTIC II issued a press release discussing the proposed business combination with the Company. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

On May 17, 2022, PTIC II posted an investor presentation relating to the business combination on its website at https://www.proptechinvestmentcorp.com. This presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K. In addition, PTIC II posted a recorded webcast from management discussing the business combination on its website at https://www.proptechinvestmentcorp.com. A transcript of this presentation is furnished as Exhibit 99.3 to this Current Report on Form 8-K.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01, and it, along with information contained on PTIC II’s website and the websites of the Company or any of their affiliates (or linked therein or otherwise connected thereto), will not be deemed to be filed, or incorporated by reference into, this Current Report on Form 8-K, for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of May 17, 2022
10.1	Sponsor Letter Agreement, dated as of May 17, 2022
10.2	Form of Transaction Support Agreement
10.3	Form of Investor Rights Agreement
10.4	Form of Tax Receivable Agreement
10.5*	Common Stock Purchase Agreement, dated May 17, 2022
10.6	Form of Registration Rights Agreement
99.1	Press Release, dated May 17, 2022
99.2	Investor Presentation, dated May 2022
99.3	Transcript of May 17, 2022 management webcast relating to the business combination
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules and exhibits to this Exhibit have been omitted in accordance with Items 601(b)(2) and 601(b)(10) of Regulation S-K. PTIC II hereby agrees to hereby furnish supplementally a copy of all omitted schedules and exhibits to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2022	PROPTECH INVESTMENT CORPORATION II

	By:	/s/ Thomas D. Hennessy
	Name:	Thomas D. Hennessy
	Title:	Co-Chief Executive Officer and President